SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                         MERISTAR HOTELS & RESORTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                    589988104
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                                 (CUSIP Number)
                                                     with a copy to:
   Jonathan Gallen                                   Robert G. Minion, Esq.
   450 Park Avenue                                   Lowenstein Sandler PC
   28th Floor                                        65 Livingston Avenue
   New York, New York  10022                         Roseland, New Jersey  07068
   (212) 891-2132                                    (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            589988104

     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen

     2)   Check the Appropriate  Box if a Member of a Group (See  Instructions):
          (a) Not
          (b) Applicable

     3)   SEC Use Only

     4)   Source of Funds (See Instructions): WC, PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

     6)   Citizenship or Place of Organization: United States

         Number of                         7) Sole Voting Power:        *
         Shares Beneficially               8) Shared Voting Power:      *
         Owned by
         Each Reporting                    9) Sole Dispositive Power:   *
         Person With:                     10) Shared Dispositive Power: *

     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          1,320,900*

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

     13)  Percent of Class Represented by Amount in Row (11): 5.3%*

     14)  Type of Reporting Person (See Instructions): IA, IN

______________________
* As of August 26, 1998, Pequod Investments, L.P., a New York limited partnership, was the holder of 719,938 shares of the Common Stock, par value $0.01 per share (the "Shares"), of Meristar Hotels & Resorts, Inc. and Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 585,962 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, 10,000 Shares are owned by Mr. Gallen's wife and 5,000 Shares are owned by a third party with respect to which Mr. Gallen exercises investment control. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,320,900 Shares.

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share (the "Shares"), of Meristar Hotels & Resorts, Inc. ("Meristar"), whose principal executive offices are located at 1010 Wisconsin Avenue, N.W., Washington, D.C., 20007.

Item 2.   Identity and Background.

          The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entites, as the investment advisor for, and exercises investment authority for Pequod Investments, L.P., a New York limited partnership ("Pequod"), and for Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International," and together with Pequod, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also provides investment management services for an independent third party (the "Account").

          Mr. Gallen has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pequod paid an aggregate of approximately $2,100,000 for the 719,938 Shares purchased by it, International paid an aggregate of approximately $1,738,000 for the 585,962 Shares purchased by it, the Account paid an aggregate of approximately $15,625 for the 5,000 Shares purchased by it and Mr. Gallen's wife paid an aggregate of approximately $32,194 for the 10,000 Shares purchased by her. All funds used to purchase Shares on behalf of Pequod and International have come directly from the assets of Pequod or International, respectively.


Item 4.   Purpose of Transaction.

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by Meristar, there were 24,948,754 Shares outstanding as of August 26, 1998.

          As of August 26, 1998, Pequod was the holder of 719,938 Shares and International was the holder of 585,962 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. In addition, as of August 26, 1998, 10,000 Shares were held by Mr. Gallen's wife and 5,000 Shares were held by the Account. Thus, as of August 26, 1998, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,320,900 Shares, or 5.3% of the Shares issued and outstanding as of that date.

          During the past sixty days, the only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows:


                           I. Pequod Investments, L.P.

                                   (Purchases)

      Date                               Quantity                       Price

   August 1, 1998                        140,000                        $3.00
   August 3, 1998                         28,000                         3.71
   August 4, 1998                          5,000                         3.92
   August 4, 1998                         21,000                         2.79
   August 6, 1998                         25,300                         3.03
   August 10, 1998                         7,000                         3.17
   August 11, 1998                        12,500                         3.09
   August 12, 1998                        56,200                         3.03
   August 12, 1998                        37,200                         3.03
   August 12, 1998                        18,800                         3.03
   August 18, 1998                        50,000                         3.17
   August 18, 1998                        24,000                         3.27
   August 18, 1998                        45,000                         2.57
   August 19, 1998                        25,000                         2.67
   August 20, 1998                        95,000                         2.61
   August 24, 1998                        10,000                         2.66
   August 25, 1998                        57,200                         2.64
   August 26, 1998                        35,000                         2.79
   August 26, 1998                        27,738                         2.78

                                     (Sales)

                                      None

                         II. Pequod International, Ltd.

                                   (Purchases)


        Date                         Quantity                           Price

   August 1, 1998                    122,700                            $3.00
   August 3, 1998                     35,600                             3.71
   August 4, 1998                      5,000                             3.92
   August 4, 1998                      3,700                             2.79
   August 6, 1998                     25,300                             3.03
   August 10, 1998                     7,000                             3.17
   August 11, 1998                    12,500                             3.09
   August 12, 1998                    50,000                             3.03
   August 12, 1998                    37,200                             3.03
   August 18, 1998                    50,000                             3.17
   August 18, 1998                    24,000                             3.27
   August 18, 1998                    15,000                             2.57
   August 19, 1998                    25,000                             2.67
   August 20, 1998                    60,000                             2.61
   August 24, 1998                     3,500                             2.60
   August 24, 1998                     3,100                             2.66
   August 25, 1998                    43,400                             2.64
   August 26, 1998                    35,962                             2.78


                                     (Sales)

                                      None


                                III. The Account

          On August 10, 1998, 5,000 Shares were purchased on behalf of the Account for $15,625, or $3.13 per Share.

                              IV. Mr. Gallen's Wife

                                   (Purchases)

   Date                               Quantity                          Price

  August 3, 1998                       5,000                            3.71
  August 20, 1998                      3,700                            2.73
  August 21, 1998                      1,300                            2.74




                                     (Sales)

                                      None


          All purchases listed in this Item 5 were effected in ordinary brokerage transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of Meristar between Mr. Gallen and any person or entity.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      September 4, 1998


                                      /s/ Jonathan Gallen
                                      Jonathan  Gallen,  individually and in his
                                      capacity  as the  investment advisor  for
                                      Pequod Investments, L.P. and for Pequod
                                      International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).